Exhibit 99.1

Sinovac Establishes Joint Venture to Expand Human-Use Vaccine Development and Manufacturing Capabilities

-Sinovac to Own 55% in Joint Venture by Year End 2010-

BEIJING, Nov. 25 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading developer and provider of vaccines, announced today that it executed a joint venture (JV) agreement to establish Sinovac (Dalian) Vaccine Technology Co., Ltd. (Sinovac Dalian). The JV will research, develop, produce and commercialize human-use vaccines. Sinovac will contribute its expertise and experience in developing and commercializing world-class vaccines; the other party will bring its land use rights, manufacturing facilities and established operating infrastructure.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, remarked, “Sinovac Dalian brings to Sinovac a highly efficient platform to expand our manufacturing capacity, diversify our production capabilities and increase our operational scale. By leveraging the favorable investment environment, Dalian’s relatively low operating cost and its existing facilities, this JV enables Sinovac to cost effectively establish manufacturing platforms for live attenuated vaccines and vero cell cultured vaccines, thus adding another important manufacturing site for Sinovac’s vaccine products. The day-to-day operations of the JV will be led by Sinovac management as we continue to execute our business development strategy to advance and expand our development pipeline, and increase our manufacturing capacity to meet the growing domestic and international demand for human-use vaccines.”

In conjunction with its formation, Sinovac representatives will occupy key positions at the JV including Chairman, General Manager, Head of Research and Development and Financial Director. Sinovac Dalian will be headquartered in Dalian, Liaoning Province and will occupy a total area of approximately 1,000,000 square feet. The building area is approximately 200,000 square feet, which is comprised of a nearly 60,000 square foot manufacturing and R&D facility. The campus currently contains two vaccine production lines -- one for the vero cell cultured vaccines and one for live attenuated vaccines -- and has capacity to house approximately six different production lines. In addition, the headquarters feature quality assurance and quality control facilities, research laboratory, office building and warehouse.

Based on current projections, Sinovac Dalian’s development pipeline is expected to be comprised of vaccines for rabies, mumps, varicella, and rubella. The Dalian-based facility has a designed annual manufacturing capacity of 20 million doses of vero cell cultured vaccines and 20 million doses of live attenuated vaccines.

Sinovac Biotech through its wholly-owned subsidiary Sinovac Biotech (Hong Kong) Ltd, shall make an initial cash contribution of 60 million RMB, or approximately $8.8 million. Dalian Jin Gang Group, the other party, shall make an asset contribution, inclusive of its manufacturing facilities, production lines and land use rights, with an appraised value of 140 million RMB, or approximately $22.5 million. Equity interest is divided 30% and 70% between Sinovac and Dalian, respectively. Pursuant to the agreement executed between Sinovac and Dalian Jin Gang Group, Sinovac will increase its equity shares to 55% in exchange for a cash contribution of 50 million RMB, or approximately $7.5 million, on or before December 31, 2010.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s commercialized vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), Anflu(R) (seasonal influenza), Panflu(TM) (pandemic influenza (H5N1)), and PANFLU.1(TM) (pandemic influenza A (H1N1)).

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Helen G. Yang
Sinovac Biotech Ltd.
Tel: +86-10-8289-0088 x9871
Fax: +86-10-6296-6910
Email: info@sinovac.com

Investors:
Amy Glynn/Stephanie Carrington
The Ruth Group
Tel: +1-646-536-7023/7017
Email:	aglynn@theruthgroup.com
scarrington@theruthgroup.com

Media:
Janine McCargo
The Ruth Group
Tel: +1-656-536-7033
Email: jmccargo@theruthgroup.com